Via Facsimile and U.S. Mail
Mail Stop 6010

October 20, 2006

Mr. Robert P. Restrepo, Jr.
President and Chief Executive Officer
State Auto Financial Corporation
518 East Broad Street
Columbus, Ohio

Re: **State Auto Financial Corporation**
       Form 10-K for Fiscal Year Ended December 31, 2005
       Filed on March 13, 2006
       File No. 000-19289

Dear Mr. Restrepo:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                                Sincerely,

                                                Joe Roesler
                                                Accounting Branch Chief